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                 September 1, 2021

       Heath R. Fear
       Executive Vice President
       KITE REALTY GROUP TRUST
       30 S. Meridian Street
       Suite 1100
       Indianapolis, IN 46204

                                                        Re: KITE REALTY GROUP
TRUST
                                                            Registration
Statement on Form S-4
                                                            Filed on August 23,
2021
                                                            File No. 333-259015

       Dear Mr. Fear:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Patrick Costello at 202-551-8742 or David Link at 202-551-3356 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Tiffany Posil